

Mail Stop 6010

May 9, 2008

VIA U.S. MAIL and FACSIMILE: (712) 864-3154

Ms. Carrie L. Majeski
President, Chief Executive Officer (principal executive and financial officer)
5556 Highway 9
Armstrong, IA 50514

> **RE: Art's-Way Manufacturing Co., Inc**
> **Form 10-KSB for the fiscal year ended November 30, 2007**
> **Filed February 20, 2008**
> **Form 8-K dated April 7, 2008**
> **File No. 000-05131**

Dear Ms. Majeski:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended November 30, 2007
Management's Discussion and Results of Operations, page 16

1.   Please tell us why you have not presented any discussion of critical accounting
        policies in MD&A. Please refer to Securities Act Releases 33-8040 and 33-8350
        for guidance. For instance, application of percentage of completion accounting
        normally entails significant management judgment about expected project costs
        and estimates of completion.

Consolidated Statements of Cash Flows, page 25

2.   Please tell us and in future filings disclose the income statement caption including
        the $304,111 insurance gain. To clarify the impact of the gain on your results of
        operations, please expand future MD&A to quantify the impact of the gain on
        consolidated and segment results of operations.

Note 1, Summary of Significant Accounting Policies, page 28
(i) Revenue Recognition

3.   In future filings please expand to further explain why it is appropriate to
        recognize revenue at shipment. In that regard, please address (1) how you
        document evidence of an arrangement, (2) how you determine that pricing is fixed
        and determinable, (3) any post shipment obligations or customer acceptance
        provisions and (4) return policies and practices, including how these matter are
        considered in your revenue policies. Refer to SAB Topic 13A for guidance. Your
        response should show us how you intend to apply this comment.

4.   We see that you have disclosed that in very limited circumstances and upon a
        written customer agreement you recognize revenue upon production and
        invoicing.   Accordingly, it appears that you recognize some revenue on a bill and
        hold basis. Please tell us the amount of such revenue in 2006, 2007 and to date in
        2008. Please tell us and in future filings disclose how your practices consider the
        guidance under Bill and Hold Arrangements of SAB Topic 13A3a.

5.   Under percentage of completion accounting, please expand future filings to also
        address how any contract losses are identified and measured.

Note 4, Contracts in Progress, page 32

6.   In future filings please make disclosure about payment terms for amounts billed on long-term contracts. Please also quantify any amounts not expected to be collected within twelve months from the balance sheet date, and address the amounts and terms of any retainages.

Note 8, Loan and Credit Agreements, page 33

7.   Under Note (C) in future filings please present definitive disclosure about your compliance with debt covenants.

Note 10, Stock Option Plan, page 35

8.   We refer to your Black-Scholes assumptions. Since you have paid dividends in each of the past three years please tell us why the expected dividend yield is zero.

9.   As a related matter, disclosure about the plan does not appear to address all of the relevant items from paragraph A240 of SFAS 123(R). Please appropriately expand in future filings to present all relevant disclosures from the cited paragraph or explain to us how your disclosure is complete. Show us how you intend to apply this comment.

Note 13, Litigation and Contingencies, page 37

10.   You disclose that you have made adequate provision for all pending legal actions and other claims. Please tell us why you believe your disclosure is sufficient under paragraphs 9 and 10 of SFAS 5.

Form 8-K dated April 7, 2008

11.   We refer to the EBITDA disclosure which is a non-GAAP measure under Item
       10(e) of Regulation S-K. If you present EBITDA in any future earnings release,
       please also provide the following disclosures:
       o   A presentation, with equal or greater prominence, of the most directly
           comparable financial measure or measures calculated and presented in
           accordance with GAAP;
       o   A reconciliation (by schedule or other clearly understandable method) of the
           differences between the non-GAAP financial measure disclosed with the
           most directly comparable financial measure calculated and presented in
           accordance with GAAP.
       o   A statement disclosing the reasons why management believes that
           presentation of the non-GAAP financial measure provides useful information
           to investors regarding your financial condition and results of operations; and
       o   To the extent material, a statement disclosing the additional purposes, if any,
           for which management uses the non-GAAP financial measure.

       Please refer to S-K Item 10(e) and the Instructions to Item 2.02 of Form 8-K. In
       addition, if you disclose that you present EBITDA as a measure of performance,
       your disclosures should also include the additional information described in
       Questions 8 and 15 from the Frequently Asked Questions Regarding the Use of
       Non-GAAP Financial Measures.

       Please show us what you plan to disclose. Also note that it is normally difficult
       to justify presentation of EBITDA as a performance measure. We may have
       further comment on your proposed disclosures if you intend to disclose EBITDA
       as a performance measure.

                                    * * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jong Hwang at (202) 551-3327 or me at (202) 551-3605 if you have questions. In this regard, please do not hesitate to contact Brian Cascio, Branch Chief at (202) 551-3676 with any other questions.

Sincerely,

Gary Todd
Reviewing Accountant